CHAMPION INDUSTRIES, INC. 2002 ANNUAL REPORT

ARS

PE
10-31-02



A LOOK INSIDE...

FEB 1 4 2003

CORPORATE PROFILE

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a major commercial printer, business forms manufacturer and supplier of office products and office furniture. With annual revenues of over $122 million, the Company primarily serves the geographical area east of the Mississippi through regional divisions.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS GRAPHS


$ 150,000
140,000
130,000
120,000
110,000
100,000
123,061
124,359
126,329
125,144
122,884
1998
1999
2000
2001
2002

REVENUES
(IN THOUSANDS)


$ 40,000
36,000
32,000
28,000
24,000
20,000
37,746
37,574
37,026
34,667
34,633
1998
1999
2000
2001
2002

GROSS PROFIT
(IN THOUSANDS)


$ 15,000
12,000
9,000
6,000
3,000
0
13,993
9,933
8,070
4,549
1,805
1998
1999
2000
2001
2002

LONG-TERM DEBT
(NET OF CURRENT PORTION - IN THOUSANDS)


$ 6.00
4.80
3.60
2.40
1.20
0
4.66
4.79
4.81
4.39
4.41
1998
1999
2000
2001
2002

BOOK VALUE PER SHARE


$ 5,000
4,000
3,000
2,000
1,000
0
3,774
4,667
3,090
2,598
2,173
3,432
3,674
3,975
4,267
4,139
1998
1999
2000
2001
2002

DEPRECIATION vs. CAPITAL EXPENDITURES
(IN THOUSANDS)

FINANCIAL HIGHLIGHTS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

For the Years Ended October 31,

Operating Results Data	**2002**	**2001 (1)**	**2000**	**1999**	**1998**
Total revenues	**$ 122,884**	$ 125,144	$ 126,329	$ 124,359	$ 123,061
Gross profit	**34,633**	34,667	37,026	37,574	37,746
Income (loss) from operations	**4,073**	(2,246)	4,405	6,187	7,874
Net income (loss)	**2,208**	(2,182)	2,109	3,193	4,151
Earnings (loss) per share					
Basic	**$ 0.23**	$ (0.22)	$ 0.22	$ 0.33	$ 0.45
Diluted	**0.23**	(0.22)	0.22	0.33	0.45
Weighted average shares outstanding					
Basic	**9,714,000**	9,714,000	9,714,000	9,714,000	9,142,000
Diluted	**9,726,000**	9,714,000	9,714,000	9,714,000	9,172,000
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	**4.41**	4.39	4.81	4.79	4.66

(1) *The Company initiated a corporate-wide* restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

At October 31,

Financial Position Data	**2002**	**2001**	**2000**	**1999**	**1998**
Cash and cash equivalents	**$ 4,507**	$ 5,765	$ 3,174	$ 2,464	$ 9,773
Working capital	**26,072**	26,041	29,070	30,333	35,108
Total assets	**59,508**	63,950	71,559	73,642	74,505
Long-term debt (net of current portion)	**1,805**	4,549	8,070	9,933	13,993
Shareholders' equity	**42,866**	42,601	46,726	46,560	45,310

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including without limitation statements including the word "believes," "anticipates," "intends," "expects," or words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in this report. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.



TO OUR SHAREHOLDERS, PARTNERS, & FRIENDS...

A Letter from the Chairman and President We have concluded another year at Champion and fought through a difficult economy to maintain an acceptable market share. Our key operating segments have been affected by both the overall state of the economy and the positive results from our prior year restructuring efforts. We have rationalized our cost structure while fighting nationwide industry downturns. Printing sales are down on an industry-wide basis approximately 7% while office product sales remained challenging. The largest decrease has been an extremely depressed office furniture segment with industry sales down over 20%. We have held steady against those losses and either outperformed the industry or our prior year results in certain areas. We feel confident that we are uniquely positioned to capitalize on a rebounding economy when the situation arises.

While continually striving to increase market share we have also made on-going investments in our equipment and other capital investments including state-of-the-art pre-press equipment, information technology, integrated communication and telephone systems, mailing and bar coding equipment, a tag press, and real estate. Our continuing investments in our business have allowed Champion to provide the highest quality products and services to our customer base.

The pride we feel as a Company is ultimately reflected in our balance sheet. As economic conditions nationally have worsened over the last three years many companies have seen their inventory, receivables and debt grow. At Champion, since 1999, we have reduced accounts receivable by $5.4 million, inventories by $2.6 million, and debt by over $9.0 million. Thus, in this challenging economy Champion stands above many of its peers as it continues to generate sufficient cash to pay dividends, reduce debt and maintain strong working capital and cash positions. Champion is poised to ultimately leverage its balance sheet for growth as the appropriate opportunities are identified and explored.

The year of 2002 was unique in that Champion did not make an acquisition. However, it was a year in which the Company focused on increasing profitability and completing our restructuring and profitability enhancement plan initiated in 2001. It was a year in which even in extremely difficult sales markets we were able to generate an earnings increase over 2001 and 2000 primarily through cost controls and proper management of our balance sheet. We continued to see improvements in our key fourth quarter earnings per share, increasing these amounts from $0.05 per share in 2000 to $0.09 in 2001 and to $0.10 this year.

Our annual report this year focuses on the processes of preparing the highest quality job in the most timely and efficient manner for our customer. It is a series of steps and interactions between numerous internal and external personnel all carefully choreographed to assure that the final product exceeds the customer's expectations. We at Champion are aware that ultimately it is not the state-of-the-art equipment that we possess that allows us to stand out from the competition, but rather it is the attention to detail and the dedication of our employees that separates us from the crowd. Our division managers throughout the country have unparalleled autonomy to make the business decisions necessary to serve their customer base and likewise these division managers allow their line managers and sales personnel to have similar autonomy, all for the benefit of the customer.

The processes and procedures we employ at Champion are ones that have evolved over the past three-plus decades since we began operations. We continually review our processes and actively solicit input from our customers, employees and industries to improve upon them. Our customer base, our productivity, and ultimately our profitability grow when we are recognized for the outstanding products and services we provide. We are excited about the opportunities that exist for Champion going forward and anticipate that we will continue to grow our business strategically, operationally and profitably.

At Champion we relish our role as an industry leader in many of our markets. However, we are continually aware of the need to cultivate the ground we already possess to assure that we have the highest quality and most cost-effective solutions in the printing, office product and office furniture industries for our customers. We take immense pride in doing the "little things" that make the difference. We would ask all our shareholders, customers and those in the business communities we serve to allow us to perform a job for you this year to provide one of our products or services so you can see first hand the quality, attention to detail and ultimately the respect we give to all of our customers and their projects. We invite you to visit any one of our operations and meet with our management team, our sales team and all the professionals at Champion who make a difference in how your project is delivered.

At Champion our strengths run deep. We have the processes, technology and people in place to exceed the expectations of our customers through trying economic times, times of prosperity and all points in between. We are excited about a strong 2003 and whether the economy improves, remains stable or continues to struggle we are confident in the fact that Champion Industries is poised to continue to play a leadership role in our industries and our communities.

Marshall T. Reynolds, Chairman and CEO

Kirby J. Taylor, President and COO

"A FRIENDSHIP BUILT ON BUSINESS IS BETTER THAN A BUSINESS BUILT ON FRIENDSHIP."

—JOHN D. ROCKEFELLER



MARSHALL T. REYNOLDS
CEO and Chairman of the Board
Champion Industries, Inc.



ROBERT H. BEYMER
Chairman of the Board
First Sentry Bank



PHILIP E. CLINE
President
River City Associates, Inc.
General Manager
Radisson Hotel Huntington



HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired)
Managing Partner
Mooney-Osborne & Associates

DIRECTORS & OFFICERS

DIRECTORS Marshall T. Reynolds, CEO and Chairman of the Board, Champion Industries, Inc. | **Robert H. Beymer**, Chairman of the Board, First Sentry Bank | **Philip E. Cline**, President, River City Associates, Inc.; General Manager, Radisson Hotel Huntington | **Harley F. Mooney, Jr.**, Brigadier General U.S. Army (Retired); Managing Partner, Mooney-Osborne & Associates | **Todd L. Parchman**, Partner, Parchman, Vaughan & Company | **A. Michael Perry**, Retired Chairman of the Board, Bank One West Virginia, N.A. | **Neal W. Scaggs**, President, Baisden Brothers, Inc. | **Glenn W. Wilcox, Sr.**, CEO and Chairman of the Board, Wilcox Travel Agency, Inc.

OFFICERS Marshall T. Reynolds, CEO and Chairman of the Board, Champion Industries, Inc. | **Kirby J. Taylor**, President and COO | **Toney K. Adkins**, Vice President, Administration | **J. Mac Aldridge**, Vice President, Division Manager of Stationers | **Gary A. Blackshire**, Vice President | **Todd R. Fry**, Vice President and CFO | **R. Douglas McElwain**, Vice President, Division Manager of Bourque Printing, Inc. | **Theodore J. Nowlen**, Vice President of Interform Solutions | **James A. Rhodes**, Vice President, President of Consolidated Graphic Communications | **Walter R. Sansom**, Secretary | **Ronald W. Taylor**, Vice President

TODD L. PARCHMAN
Partner
Parchman, Vaughan & Company



A. MICHAEL PERRY
Retired Chairman of the Board
Bank One West Virginia, N.A.



NEAL W. SCAGGS
President
Baisden Brothers, Inc.



GLENN W. WILCOX, SR.
CEO and Chairman of the Board
Wilcox Travel Agency, Inc.



"IT IS NO USE SAYING 'WE ARE DOING OUR BEST.' YOU HAVE GOT TO SUCCEED IN DOING WHAT IS NECESSARY."

—SIR WINSTON CHURCHILL

ANATOMY OF A CHAMPION PRINTING PROJECT



DAY 1 _ 9:00 A.M.
Throughout the communities we serve, our sales team is called upon to deliver quality service, technical expertise, and timely printing results.


Powerful and Bold

DAY 1 _ 3:00 P.M.
Our salespeople will often lend their professional experience and recommendations to the customer throughout the printing process.



DAY 2 _ 10:00 A.M.
Our professional salespeople work with all of the departments within the company to assure that the customer's expectations are met.

INK ON PAPER

Each day, countless activities occur that result in just that—ink on paper. In the printing industry, putting ink on paper has evolved over centuries of innovation and improvements into an art form. Today that process includes intricate details, enhanced customer requirements, high-technology equipment and seasoned printing professionals. At Champion Industries, one of the mainstays of our organization is the ability to not only put ink on paper, but to do it professionally, efficiently and profitably.

At Champion, we continually strive towards the perfection of our procedures throughout the entire organization to better serve our customers. Since our inception we have aggressively solicited input and suggestions from our customers, communities, and our internal teams to improve in every area of our operation. The end result of our continual improvement can be witnessed through the results our customers achieve with the printed products that we provide for them. We are proud of our work and it shows.

DAY 2 _ 11:00 A.M.
The pre-press professionals prepare the files for the project in order to produce digital proofs for the customer and to ready it for press.



DAY 3 _ 10:15 A.M.
Our salespeople go through intensive training to be able to assist customers with choices such as paper, inks, custom dies, and foiling.


PRINTING INKS

DAY 3 _ 10:30 A.M.
Our salespeople can be found throughout the printing process going over proofs, recommendations, and project specifics.





DAY 3 _ 4:00 P.M.
A final film proof (blue-line) of the project is produced by the press professionals and readied for final customer approval.



DAY 4 _ 9:10 A.M.
Champion Industries' press professionals produce the printing plates and ready the presses for the project.



DAY 4 _ 10:00 A.M.
Raw materials such as ink, paper, and coatings are prepared for the printing project by experienced printing veterans.

INTEGRATION

At Champion Industries, our customers benefit daily from the strategic business decisions we make at a corporate level. In the printing industry, it is often necessary to complete a project using resources that are available both internally and by utilizing other companies and their professionals. At Champion Industries, our family of companies allows us to complete any printing project by tapping the human, technological, financial and other business resources within our own organization. A customer's printing project may begin production in our Huntington, W.Va. facility and travel as far as New Orleans or Baltimore before it is completed. This seamless integration allows our customers to receive their completed printing projects in a timely fashion with the high-quality results that our customers expect from Champion Industries. This integration also allows our company to control the costs associated with any printing project. This control results in a more cost-effective solution for our customers as well as enhanced profitability for Champion.

DAY 4 _ 10:45 A.M.
During the actual printing, Champion's press professionals are always present to review the progress of the printing project.



DAY 4 _ 11:00 A.M.
A salesperson, press professional, and the customer will often perform an on-site press check to review the project.



DAY 4 _ 3:00 P.M.
Throughout the run of the presses, Champion's press professionals will perform random spot checks to review the quality of the printed piece.





DAY 6 _ 10:00 A.M.
Champion is a leader in the area of fulfillment, or forms management, where Champion will ship pieces on an as-needed basis for the customer.



DAY 7 _ 9:00 A.M.
The accounting department prepares invoicing for the project as per the forms management plan.



DAY 8 _ 9:20 A.M.
Our salespeople will perform follow-up visits with our customers to review *how we performed and solicit* recommendations for the future.

EVOLUTION

Any company that desires to be competitive must be adaptive to the changes that take place within not only it's own industry, but also in customer requirements and global economies. Champion Industries is no different in that respect. The printing industry undergoes improvements and changes on an almost daily basis. Champion is committed to keeping abreast of all the changes within the industry and beyond, and implementing those changes when they make fiscal, social and business sense. Printing companies within Champion Industries have implemented time- and cost-saving techniques and tools that have resulted in increased efficiencies and profitability for the Company, as well as significant cost-savings that can be passed on to the customer.

Throughout our history, Champion Industries has been an industry leader in many areas that improve and enhance the printing process. We are poised to continue that leadership position through setting the industry standard. When it comes to quality products, business practices, exemplary customer service and fiscal responsibility, Champion Industries will continue to be viewed as the standard by which all other organizations are judged.

DAY 4 _ 4:30 P.M.
When complete the project is sent to the staging area for adequate drying time and review.



DAY 5 _ 9:20 A.M.
The project is sent to the bindery where it is folded and bound to meet customer specifications.



DAY 5 _ 2:00 P.M.
The initial quantity of the project is cartoned and labeled with multiple ship-to addresses for drop-shipping to various customer locations.



"I FIND THAT THE HARDER I WORK, THE MORE LUCK I SEEM TO HAVE."

—THOMAS JEFFERSON

CHAMPION INDUSTRIES, INC.

PRINTING DIVISIONS • PRODUCTION & SALES CAPABILITIES

	Digital Color Proof	Sales & Customer Service	Pre-Press	Sheet Printing	Process Color	Web Color Printing	Hi-Fi / Hexachrome	FM / Stochastic Printing	High Volume	Continuous & Snap-out Forms	Cut Sheet Forms	Tags	Fulfillment / Forms Management	Variable Imaging	Mailing Services	Mailers	e-Commerce Solutions
INTERFORM SOLUTIONS Bridgeville, PA	☐	☐	☐		☐				☐	☐	☐		☐	☐	☐	☐	
CONSOLIDATED GRAPHIC COMMUNICATIONS Bridgeville, PA	☐	☐	☐		☐				☐	☐	☐		☐	☐	☐	☐	☐
US TAG & TICKET Baltimore, MD		☐	☐	☐					☐			☐					
THE MERTEN COMPANY Cincinnati, OH	☐	☐	☐	☐	☐		☐	☐	☐				☐				
CHAPMAN PRINTING CO. Parkersburg, WV	☐	☐	☐	☐	☐		☐	☐	☐								
CHAPMAN PRINTING CO. Lexington, KY	☐	☐	☐										☐				
CHAPMAN PRINTING CO. Huntington, WV	☐	☐	☐	☐	☐				☐	☐	☐		☐				
CHAPMAN PRINTING CO. Charleston, WV	☐	☐	☐	☐	☐				☐	☐	☐		☐				
BLUE RIDGE PRINTING Asheville, NC	☐	☐	☐	☐	☐		☐	☐	☐								
BLUE RIDGE PRINTING Knoxville, TN	☐	☐	☐	☐	☐		☐	☐	☐								
CAROLINA CUT SHEETS Huntington, WV		☐	☐	☐					☐	☐	☐						
DONIHE GRAPHICS Kingsport, TN	☐	☐	☐	☐	☐	☐			☐								
UPTON PRINTING New Orleans, LA	☐	☐	☐	☐	☐		☐	☐	☐				☐				
CHAMPION JACKSON Jackson, MS		☐	☐										☐		☐		
BOURQUE PRINTING Baton Rouge, LA		☐	☐	☐	☐								☐		☐		
TRANSDATA SYSTEMS Baton Rouge, LA New Orleans, LA	☐	☐	☐		☐				☐	☐	☐	☐	☐	☐	☐	☐	

Blue Ridge Printing

BOURQUE PRINTING, INC.
A DIVISION OF CHAMPION INDUSTRIES, INC.

Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION INDUSTRIES JACKSON

CHAPMAN PRINTING COMPANY LEXINGTON

CHAPMAN PRINTING COMPANY CHARLESTON

CHAMPION INDUSTRIES, INC. PRINTING DIVISIONS

Blue Ridge Printing 544 Haywood Road, Asheville, NC 28806
Phone: 828 _ 254 _ 1000 | Toll Free: 800 _ 633 _ 4298 | Fax: 828 _ 252 _ 6455
E-Mail: asheville@brprinting.com

Specializing in super-critical color catalogs, brochures, and annual reports for fashion, furniture, and financial clientele as well as ad agencies | Highest quality commercial printer with full digital pre-press | Utilizes proprietary UltraRaster™ color separation process | 4- and 6-color presses up to 20 in. x 26 in. | Full bindery | Die cutting

Blue Ridge Printing 1485 Amherst Road, Knoxville, TN 37909
Phone: 865 _ 584 _ 1195 | Toll Free: 800 _ 566 _ 6194 | Fax: 865 _ 588 _ 6022
E-Mail: knoxville@brprinting.com

Specializing in super-critical color catalogs, brochures, and annual reports for fashion, furniture, and financial clientele as well as ad agencies | Highest quality commercial printer with full digital pre-press | Utilizes proprietary UltraRaster™ color separation process | 6-color press up to 28 in. x 40 in. with in-line coating | Full bindery | Die cutting

Bourque Printing, Inc. 13112 South Choctaw Drive, Baton Rouge, LA 70815
Phone: 225 _ 272 _ 9254 | Toll Free: 800 _ 552 _ 4610 | Fax: 225 _ 273 _ 2535
E-Mail: bourque@champion-industries.com

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 5-color presses up to 26 in. x 40 in. | Full bindery featuring automated saddle stitching and perfect binding | Fulfillment

Carolina Cut Sheets P.O. Box 299, Huntington, WV 25707
Phone: 304 _ 691 _ 5041 | Toll Free: 800 _ 745 _ 5301 | Fax: 888 _ 747 _ 5287
E-Mail: ccsart@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press | 1- to 5-color presses up to 14 in. x 17 in. | Capabilities include folding, drilling, and padding

Champion Industries Jackson 323 East Hamilton Street, Jackson, MS 39205
Phone: 601 _ 355 _ 4531 | Toll Free: 800 _ 677 _ 7677 | Fax: 601 _ 355 _ 3406

Office products sales | Printing sales headquarters with digital pre-press

Chapman Printing Company 890 Russell Cave Road, Lexington, KY 40505
Phone: 859 _ 252 _ 2661 | Toll Free: 800 _ 432 _ 0959 | Fax: 859 _ 231 _ 8341
E-Mail: cpco@mis.net

Printing sales office with full digital pre-press | Office product sales

Chapman Printing Company 1565 Hansford Street, Charleston, WV 25311
Phone: 304 _ 341 _ 0676 | Toll Free: 800 _ 824 _ 6620 | Fax: 304 _ 341 _ 0688
E-Mail: cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press | Office product sales



06
08
12
05
09
03
05
05
05
07
01
01
04
02
10
10
11

CHAMPION INDUSTRIES, INC. PRINTING DIVISIONS

01 Blue Ridge Printing
Asheville, NC
Knoxville, TN

02 Bourque Printing, Inc.
Baton Rouge, LA

03 Carolina Cut Sheets
Huntington, WV

04 Champion Industries Jackson
Jackson, MS

05 Chapman Printing Company
Lexington, KY
Charleston, Huntington,
and Parkersburg, WV

06 Consolidated Graphic Communications
Bridgeville, PA

07 Donihe Graphics
Kingsport, TN

08 Interform Solutions
Bridgeville, PA

09 The Merten Company
Cincinnati, OH

10 Transdata Systems, Inc.
Baton Rouge and New Orleans, LA

11 Upton Printing
New Orleans, LA

12 US Tag
Baltimore, MD

TRANSDATA SYSTEMS, INC.

UPTON PRINTING
A DIVISION OF BOURQUE PRINTING, INC.

US TAG

Transdata Systems, Inc. 7868 Anselmo Lane, Baton Rouge, LA 70810
Phone: 225 _ 766 _ 4400 | Toll Free: 800 _ 349 _ 4400 | Fax: 225 _ 767 _ 3359
E-Mail: transdata@aol.com

Transdata Systems, Inc. 746 Carondelet Street, New Orleans, LA 70130
Phone: 504 _ 525 _ 8283 | Fax: 504 _ 569 _ 0739
E-Mail: transdata@aol.com

Specializing in business forms and specialty products

Upton Printing 746 Carondelet Street, New Orleans, LA 70130
Phone: 504 _ 525 _ 8283 | Toll Free: 800 _ 807 _ 9688 | Fax: 504 _ 569 _ 0715
E-Mail: uptonprt@bellsouth.net

Mid-sized commercial printer with full digital pre-press | 1- to 6-color presses up to 26 in. x 40 in. | Full bindery featuring automatic saddle stitching and perfect binding | Fulfillment services

US Tag 2217 Robb Street, Baltimore, MD 21218
Phone: 410 _ 467 _ 2633 | Toll Free: 800 _ 638 _ 1018 | Fax: 410 _ 467 _ 4579
E-Mail: ustag@champion-industries.com

Stock and custom tag manufacturer | Small-sized commercial printer with full digital pre-press | 1- to 3-color presses up to 14 in. x 20 in. | Full bindery | Letterpress up to 18 in. x 22 in.

CHAPMAN PRINTING COMPANY HUNTINGTON

CHAPMAN PRINTING COMPANY PARKERSBURG

CONSOLIDATED GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

Donihe Graphics
A DIVISION OF CHAMPION INDUSTRIES, INC.

INTERFORM SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

THE MERTEN COMPANY
A DIVISION OF CHAMPION INDUSTRIES, INC.

Chapman Printing Company 2450-90 1st Avenue, Huntington, WV 25703
Phone: 304 _ 528 _ 2791 | Toll Free: 800 _ 624 _ 3431 | Fax: 304 _ 528 _ 2746
E-Mail: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- and 2-color presses up to 28 in. x 40 in. | Full bindery with auto saddle stitch and perfect binding | Letterpress, envelope presses, and foil stamping | In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets, and continuous snapouts | Off- and online MICR encoding | Automated presentation folder/gluer

Chapman Printing Company 405 Ann Street, Parkersburg, WV 26101
Phone: 304 _ 485 _ 8596 | Toll Free: 800 _ 458 _ 8596 | Fax: 304 _ 485 _ 4793
E-Mail: cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations | Office product sales | 5- and 6-color presses up to 28 in. x 40 in. | Full bindery

Consolidated Graphics 1901 Mayview Road, Bridgeville, PA 15017
Phone: 412 _ 221 _ 2700 | Toll Free: 800 _ 568 _ 3676 | Fax: 412 _ 257 _ 8628
E-Mail: info@cgc1.com

Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions

Donihe Graphics 766 Brookside Drive, Kingsport, TN 37660
Phone: 423 _ 246 _ 2800 | Toll Free: 800 _ 251 _ 0337 | Fax: 423 _ 246 _ 7025
E-Mail: printing@donihegraphics.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations | 5-color 2-sided Harris M110 press up to 17 ¾ in. x 26 ½ in. with UV coating | 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery

Interform Solutions 1901 Mayview Road, Bridgeville, PA 15017
Phone: 412 _ 221 _ 3300 | Toll Free: 800 _ 945 _ 7746 | Fax: 412 _ 221 _ 6222
E-Mail: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade | Roll-fed presses up to 8-color | Full bindery | Mailer and blown-on labels | Direct mail printing and in-house mailing services | Bar coding for inventory control | Variable imaging | Foil embossing and registered holograms | Forms management program | Warehousing

The Merten Company 1515 Central Parkway, Cincinnati, OH 45214
Phone: 513 _ 721 _ 5167 | Toll Free: 800 _ 255 _ 8638 | Fax: 513 _ 241 _ 2219
E-Mail: sales@mertenco.com

Mid-sized commercial printer with full digital pre-press | 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating | Full bindery | Fulfillment services



FURNITURE
Champion provides office furniture in hundreds of makes and styles to meet the needs of business customers.



PRODUCTS
Our office products divisions pride themselves with the ability to provide businesses with the supplies they need in a timely manner.



E-COMMERCE
Champion has implemented an e-commerce Internet solution for its customers to order at their convenience.

EFFICIENCY

The ability to function efficiently without interruption is paramount to the success of any business. The office products and furniture divisions of Champion Industries provide much more than office furniture, paper products and other supplies. We provide businesses with the ability to succeed. We do this by meeting the needs of our customers on a timely, cost-effective basis and with exemplary customer service before and after the sale.

The value that we bring to our customers in our office products and furniture divisions is demonstrated by our customers' ability to focus on their business demands without concern about their needs being met. At Champion Industries we provide our customers with tools in all the areas of our business. These tools help companies become more effective, efficient and profitable. One of these tools is the e-commerce ordering interface implemented for our office products customers. This tool has allowed our customers to complete their ordering efficiently, at their convenience and in a secure environment. As technologies continue to add avenues for increased efficiency in business, so will Champion.

PRODUCTS
Whether you need one pen or ten thousand, Champion's office products divisions will get your order to you without delay.



E-COMMERCE
Champion's office products team works with each customer to tailor their e-commerce interface to meet the needs of the individual business.


Ctrl

PRODUCTS
Our office products teams work with you and your team to insure cost-effectiveness, timely service, and quality products.



CHAMPION INDUSTRIES, INC.
OFFICE PRODUCTS & FURNITURE DIVISIONS

GARRISON BREWER
Parkersburg, WV

CHAMPION MORGANTOWN
Morgantown, WV

SMITH & BUTTERFIELD
Evansville, IN

SMITH & BUTTERFIELD
Owensboro, KY

CHAMPION CLARKSBURG
Clarksburg, WV

STATIONERS, INC.
Huntington, WV

ROSE CITY PRESS
Huntington, WV

CAPITOL BUSINESS INTERIORS
Charleston, WV

CHAMPION JACKSON
Jackson, MS

DIEZ OFFICE PRODUCTS
Gonzales, LA

Customer Service • e-Commerce • Copier & Duplicator Supplies
Computer Ergonomics • Writing Instruments • Ribbons / Cartridges
Computer Accessories • Lunchroom Supplies • Media Storage
Computer Storage Devices • Data Products • Visual Products
Office Design • Office Furniture • Paper Products
Fulfillment • Supplies Management • Color Copying
Pre-Owned Furniture • Budget Furniture • Audio Products
Desk Accessories • Filing Supplies

MEETING THE NEEDS OF BUSINESS FOR OVER 30 YEARS.





CHAMPION INDUSTRIES, INC. OFFICE PRODUCTS & FURNITURE DIVISIONS

Capitol Business Interiors 711 Indiana Avenue, Charleston, WV 25302
Phone: 304 _ 343 _ 7550 | Toll Free: 800 _ 628 _ 7880 | Fax: 304 _ 346 _ 3350
E-Mail: offices@capbizint.com

Office furniture: A-Grade; Systems | Space planning and design

Champion Clarksburg 700 North 4th Street, Clarksburg, WV 26301
Phone: 304 _ 623 _ 6688 | Fax: 304 _ 623 _ 0267

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing sales

Champion Industries Jackson 323 East Hamilton Street, Jackson, MS 39205
Phone: 601 _ 355 _ 4531 | Toll Free: 800 _ 677 _ 7677 | Fax: 601 _ 355 _ 3406

Office products sales | Printing sales headquarters with digital pre-press

Champion Morgantown 163 Kirk Street, Morgantown, WV 26505
Phone: 304 _ 296 _ 2511 | Toll Free: 800 _ 834 _ 6310 | Fax: 304 _ 291 _ 3860
E-Mail: hpthompsons@etcom.net

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing sales

Diez Office Products 1733 North Airline Highway, Gonzales, LA 70737
Phone: 225 _ 644 _ 8608 | Fax: 225 _ 647 _ 6068

Full line of office products and supplies | Data products and supplies | Office furniture: Mid-range; Budget

Garrison Brewer 405 Ann Street, Parkersburg, WV 26101
Phone: 304 _ 485 _ 8596 | Toll Free: 800 _ 458 _ 8596 | Fax: 740 _ 423 _ 1612

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing services

Smith & Butterfield Company 2800 Lynch Road, Evansville, IN 47733
Phone: 812 _ 422 _ 3261 | Toll Free: 800 _ 321 _ 6543 | Fax: 812 _ 429 _ 0532

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing sales

Smith & Butterfield Company 115 East 3rd Street, Owensboro, KY 42301
Phone: 270 _ 683 _ 3555 | Fax: 270 _ 683 _ 3556

Stationers, Inc. / Rose City Press 1945 5th Avenue, Huntington, WV 25703
Phone: 304 _ 528 _ 2780 | Toll Free: 800 _ 862 _ 7200 | Fax: 304 _ 528 _ 2795
E-Mail: stationers@citynet.net

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services


04
06
02
07
09
01
08
08
03
05

CHAMPION INDUSTRIES, INC. OFFICE PRODUCTS & FURNITURE DIVISIONS

01 Capitol Business Interiors
Charleston, WV

02 Champion Clarksburg
Clarksburg, WV

03 Champion Industries Jackson
Jackson, MS

04 Champion Morgantown
Morgantown, WV

05 Diez Office Products
Gonzales, LA

06 Garrison Brewer
Parkersburg, WV

07 Rose City Press
Huntington, WV

08 Smith & Butterfield Company
Owensboro, KY
Evansville, IN

09 Stationers, Inc.
Huntington, WV



FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2002 have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2002	**2001(1)**	**2000**	**1999**	**1998**
Operating Statement Data:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 95,194**	$ 98,146	$ 96,657	$ 92,405	$ 95,003
Office products and office furniture	**27,690**	26,998	29,672	31,954	28,058
Total Revenues	**122,884**	125,144	126,329	124,359	123,061
Cost of Sales:					
Printing	**68,771**	71,816	69,376	65,021	66,699
Office products and office furniture	**19,480**	18,661	19,927	21,764	18,616
Total cost of sales	**88,251**	90,477	89,303	86,785	85,315
Gross Profit	**34,633**	34,667	37,026	37,574	37,746
Selling, general and administrative expenses	**30,560**	31,800	32,621	31,387	29,872
Restructuring costs	—	2,052	—	—	—
Asset impairment costs	—	3,061	—	—	—
Income (loss) from operations	**4,073**	(2,246)	4,405	6,187	7,874
Interest income	**14**	64	71	157	245
Interest expense	**(386)**	(891)	(1,018)	(1,228)	(1,507)
Other income	**73**	528	114	211	241

SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

	Year Ended October 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Income (loss) before income taxes	**3,774**	(2,545)	3,572	5,327	6,853
Income tax benefit (expense)	**(1,566)**	363	(1,463)	(2,134)	(2,702)
Net income (loss)	**$ 2,208**	$ (2,182)	$ 2,109	$ 3,193	$ 4,151
Earnings (loss) per share:					
Basic	**$ 0.23**	$ (0.22)	$ 0.22	$ 0.33	$ 0.45
Diluted	**0.23**	(0.22)	0.22	0.33	0.45
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Weighted average common shares outstanding:					
Basic	9,714,000	9,714,000	9,714,000	9,714,000	9,142,000
Diluted	9,726,000	9,714,000	9,714,000	9,714,000	9,172,000

	October 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Balance Sheet Data:	(In thousands)				
Cash and cash equivalents	**$ 4,507**	$ 5,765	$ 3,174	$ 2,464	$ 9,773
Working capital	**26,072**	26,041	29,070	30,333	35,108
Total assets	**59,508**	63,950	71,559	73,642	74,505
Long-term debt (net of current portion)	**1,805**	4,549	8,070	9,933	13,993
Shareholders' equity	**42,866**	42,601	46,726	46,560	45,310

(1) The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, seven office products and office furniture companies and a paper distribution division (which was subsequently sold) since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, office supplies, office furniture, data products and office design services. The Company recognizes revenues when products are shipped or services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from a company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in this management discussion and analysis (MD&A).

Beginning in fiscal year 2002, goodwill is required to be evaluated annually for impairment, according to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." (Statement No. 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill is recorded at the adjusted book value and was analyzed for impairment with the implementation of Statement No. 142. The fair value of the Company's goodwill was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that fair value relating to goodwill resulted in an implied fair value greater than the book value recorded for the corresponding goodwill, and therefore no impairment was recognized.

The Company believes that the accounting estimate related to the goodwill impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, Statement No. 142 requires that the goodwill be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2002, $363,000 of bad debts expense was incurred and the allowance for doubtful accounts was $1,397,000 as of October 31, 2002. The actual write-offs for the period were $398,000. General economic conditions and specific geographic concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

When material changes in these factors occur, management will evaluate the need to change the monthly allowance rate to a more relative percentage.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, (In thousands)					
	2002		**2001**		**2000**	
Revenues:						
Printing	**$ 95,194**	**77.5%**	$ 98,146	78.4%	$ 96,657	76.5%
Office products and office furniture	**27,690**	**22.5**	26,998	21.6	29,672	23.5
Total revenues	**122,884**	**100.0**	125,144	100.0	126,329	100.0
Cost of sales:						
Printing	**68,771**	**56.0**	71,816	57.4	69,376	54.9
Office products and office furniture	**19,480**	**15.8**	18,661	14.9	19,927	15.8
Total cost of sales	**88,251**	**71.8**	90,477	72.3	89,303	70.7
Gross Profit	**34,633**	**28.2**	34,667	27.7	37,026	29.3
Selling, general and administrative expenses	**30,560**	**24.9**	31,800	25.4	32,621	25.8
Restructuring charges	—	—	2,052	1.6	—	—
Asset impairment charges	—	—	3,061	2.5	—	—
Income (loss) from operations	**4,073**	**3.3**	(2,246)	(1.8)	4,405	3.5

RESULTS OF OPERATIONS (CONTINUED)

	Year Ended October 31, (In thousands)					
	2002		**2001**		**2000**	
Other income (expense):						
Interest income	**14**	**0.0**	64	0.1	71	0.1
Interest expense	**(386)**	**(0.3)**	(891)	(0.7)	(1,018)	(0.8)
Other income	**73**	**0.1**	528	0.4	114	0.1
Income (loss) before income taxes	**3,774**	**3.1**	(2,545)	(2.0)	3,572	2.9
Income tax benefit (expense)	**(1,566)**	**(1.3)**	363	0.3	(1,463)	(1.2)
Net income (loss)	**$ 2,208**	**1.8%**	$ (2,182)	(1.7)%	$ 2,109	1.7%

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001

REVENUES

Consolidated net revenues were $122.9 million for the year ended October 31, 2002 compared to $125.1 million in the prior fiscal year. This change represents a decrease in revenues of $2.3 million or 1.8%. Printing revenues decreased by $3.0 million or 3.0% from $98.1 million in 2001 to $95.2 million in 2002. The decrease in printing sales was primarily the result of an overall sluggish market in most of the geographic regions served by the Company partially offset by additional printing sales from the Company's acquisition of Transdata for a full year in 2002. Office products and office furniture revenue increased $691,000 or 2.6% from $27.0 million in 2001 to $27.7 million in 2002. The increase in revenues for the office products and office furniture segment was primarily attributable to higher furniture sales, primarily in one of the Company's geographic regions. Gross margin dollars declined in office products and office furniture divisions while the printing divisions posted an increase in gross margin dollars. This increase relates to the prior year gross margin dollars being reduced by charges taken as part of the restructuring and profitability enhancement plan that were not present in the current year.

COST OF SALES

Total cost of sales for the year ended October 31, 2002 totaled $88.3 million compared to $90.5 million in the previous year. This change represented a decrease of $2.2 million or 2.5% in cost of sales. Printing cost of sales decreased $3.0 million or 4.2% to $68.8 million in 2002 compared to $71.8 million in 2001. Printing cost of sales were lower due to an overall decrease in printing sales and inventory related charges in the prior year due to the restructuring and profitability enhancement plan (see Note 10 of the Consolidated Financial Statements). Office products and office furniture cost of sales increased $800,000 or 4.4% to $19.5 million from $18.7 million in 2001, primarily due to higher furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $1.2 million to $30.6 million in 2002 from $31.8 million in 2001. S,G&A as a percentage of net sales represented 24.9% of net sales in 2002 compared with 25.4% of net sales in 2001. This decrease is related, in part, to decreases in corporate overhead expenses including rent and utilities as well as a decrease in bad debt expense and other benefits resulting from the Company's adoption of a restructuring and profitability enhancement plan in the third quarter of 2001 partially offset by increased legal related expenses in 2002 including legal fees associated with a civil action brought against the Company in state court in Jackson, Mississippi (see Note 7 of the Consolidated Financial Statements). In addition, the Company adopted SFAS No. 142, which resulted in the elimination of goodwill amortization of approximately $50,000 net of tax annually.

The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter of 2001 (see Year Ended October 31, 2001 Compared to Year Ended October 31, 2000 Operating Expenses and Income).

OTHER INCOME (EXPENSE)

Interest expense decreased $504,000 to $387,000 in 2002 from $891,000 in 2001 primarily as a result of a decrease in interest rates and lower outstanding borrowings.

Other income decreased approximately $450,000 primarily due to a gain resulting from the strategic alliance with Xpedx recorded in 2001.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 14.3% in 2001 compared with income tax expense of 41.5% in 2002.

The effective income tax rate in 2002 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

The Company recorded a tax benefit in the third quarter of 2001 as a result of restructuring and asset impairment charges. The effective income tax rate in 2001 is reflective of certain tax attributes of non-deductible goodwill resulting from asset impairment charges.

NET INCOME (LOSS)

For reasons set forth above, net income for 2002 increased $4.4 million to $2.2 million, or $0.23 per share on a basic and diluted basis, from a net loss of $(2.2) million for 2001, or $(0.22) per share on a basic and diluted basis.

YEAR ENDED OCTOBER 31, 2001 COMPARED TO YEAR ENDED OCTOBER 31, 2000

REVENUES

Consolidated net revenues were $125.1 million for the year ended October 31, 2001 compared to $126.3 million in the prior fiscal year. This change represents a decrease in revenues of $1.2 million or 0.9%. Printing revenues increased by $1.5 million or 1.5% from $96.7 million in 2000 to $98.1 million in 2001. The increase in printing sales was primarily the result of acquisitions during 2001. Office products and office furniture revenue decreased $2.7 million or 9.0% from $29.7 million in 2000 to $27.0 million in 2001. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower furniture sales, resulting from a challenging economic environment during 2001. Gross margin dollars declined in both divisions with an overall decrease of $2.4 million or 6.4%.

COST OF SALES

Total cost of sales for the year ended October 31, 2001 totaled $90.5 million compared to $89.3 million in the previous year. This change represented an increase of $1.2 million or 1.3% in cost of sales. Printing cost of sales increased $2.4 million or 3.5% to $71.8 million in 2001 compared to $69.4 million in 2000. Printing cost of sales was higher due to an overall increase in printing sales coupled with an increase in material costs as a percentage of sales partially due to the recording of certain costs of the Company's restructuring and profitability enhancement plan as a component of cost of goods sold. Office products and office furniture cost of sales decreased $1.3 million or 6.4% to $18.7 million from $19.9 million in 2000, primarily due to lower furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $822,000 to $31.8 million in 2001 from $32.6 million in 2000. S,G&A as a percentage of net sales represented 25.4% of net sales in 2001 compared with 25.8% of net sales in 2000. This decrease is related, in part, to decreases in corporate overhead expenses, and lower payroll related costs partially offset by increased health insurance costs, travel costs and bad debt expenses.

The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter of 2001. The plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The Company followed the applicable provisions of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," to compute the tangible and intangible impairment portions of the restructuring charges. As a result of the restructuring plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share. The charges were composed of the following components: write-down of goodwill, facilities and equipment of $3,060,000; employee severance and termination benefits of $55,000 and restructuring and other charges of $2,976,000. The restructuring and other charges included charges related to increases and related write-offs in the allowance for doubtful accounts, inventory obsolescence reserves and inventory valuation modifications related to excess quantities, costs related to duplicative facility leases, computer systems related charges, termination fees of a pension plan of an acquired company, and other general charges to implement the above mentioned plan.

The charges are classified on the statement of operations as components of income from operations. Inventory obsolescence and valuation reserves are classified as a component of cost of sales in the amount of $978,000.

OTHER INCOME (EXPENSE)

Interest expense decreased $127,000 to $900,000 in 2001 from $1.0 million in 2000 primarily as a result of a decrease in interest rates.

Other income increased approximately $400,000 primarily due to a gain resulting from the strategic alliance with Xpedx.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 14.3% in 2001 compared with income tax expense of 41.0% in 2000.

The Company recorded a tax benefit in the third quarter of 2001 as a result of restructuring and asset impairment charges. The effective income tax rate in 2001 is reflective of certain tax attributes of non-deductible goodwill resulting from asset impairment charges.

The effective income tax rate in 2000 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME (LOSS)

For reasons set forth above, net income for 2001 decreased $4.3 million to a net loss $(2.2) million, or $(0.22) per share on a basic and diluted basis, from net income of $2.1 million for 2000, or $0.22 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2002, the Company had $4.5 million of cash and cash equivalents, a decrease of $1.3 million from the prior year. Working capital as of October 31, 2002 was $26.1 million, a slight increase from $26.0 million at October 31, 2001. The decrease in cash and cash equivalents is primarily attributable to a decrease in cash provided from operations partially offset by proceeds from the sale of fixed assets.

The Company has historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling $11.0 million (see Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2004 when most of the Company's interest bearing obligations are due, management believes it can fund operations, meet debt service requirements, and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations, and lines of credit.

Even though the Company believes that the legal contingency (see Note 7 of the Consolidated Financial Statements) that it faces will be resolved favorably, the possibility for an adverse decision on appeal is also inherent in the legal process. The Company believes that adequate liquidity is available to fund this contingency, if required.

Additionally, the Company has minimal amounts of future contracted obligations (see Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2002, 2001 and 2000 were $5.8 million, $11.5 million and $8.7 million. Cash flows from operating activities for the fiscal year 2002 compared to 2001 decreased primarily due to a reduction in positive cash flow from accounts receivable and inventory, an increase in other current assets and a reduction in accounts payable. The increase in other current assets was primarily attributable to a deposit to purchase a fractional ownership of an aircraft from an entity controlled by its Chief Executive Officer of which $875,000 had been paid as of October 31, 2002 (see Note 6 of the Consolidated Financial Statements).

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($1.1) million, ($2.7) million, and ($3.1) million for the years ended October 31, 2002, 2001 and 2000. Cash flows used in investing activities decreased in 2002 compared to 2001 due to the prior year purchase of two businesses and an increase in proceeds from the sale of assets in 2002 identified in the prior year as assets held for sale. Cash flows used in investing activities decreased in 2001 compared to 2000 due to a decrease in the purchase of property and equipment and proceeds from the sale of a division. These increases in cash were partially offset by cash expended in the purchases of businesses in 2001.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows used in financing activities for the years ended October 31, 2002, 2001, and 2000 were ($6.0) million, ($6.1) million and ($4.9) million. Cash flows used in financing activities decreased in 2002 compared to 2001 due to a decrease in principal payments on long-term debt partially offset by borrowings in 2001. There were no borrowings under long term debt arrangements in 2002. Dividends paid in 2002, 2001 and 2000 were $1.9 million per year.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

NEWLY ISSUED ACCOUNTING STANDARDS

See Note 1 of the Consolidated Financial Statements

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System since 1993 under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices is based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2002		Fiscal Year 2001	
	High	Low	High	Low
First quarter	$ 3.15	$ 2.28	$ 2.94	$ 2.03
Second quarter	3.25	2.82	3.06	2.50
Third quarter	3.04	2.30	3.51	2.70
Fourth quarter	2.84	2.25	3.45	2.10

At the close of business on January 10, 2003, there were 458 shareholders of record of Champion common stock.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2003	2002	2001
First quarter	$ 0.05	$ 0.05	$ 0.05
Second quarter	—	0.05	0.05
Third quarter	—	0.05	0.05
Fourth quarter	—	0.05	0.05

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Champion Industries, Inc.

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Industries, Inc. and Subsidiaries at October 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Charleston, West Virginia
December 20, 2002

CONSOLIDATED BALANCE SHEETS
Champion Industries, Inc. and Subsidiaries

	October 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,507,139**	$ 5,764,716
Accounts receivable, net of allowance of $1,397,000 and $1,432,000	**18,546,989**	19,165,773
Inventories	**11,427,581**	11,764,195
Income tax refund	**—**	279,271
Other current assets	**1,745,563**	769,034
Deferred income tax assets	**1,027,059**	1,111,018
Total current assets	**37,254,331**	38,854,007
Property and equipment, at cost:		
Land	**1,028,372**	825,220
Buildings and improvements	**6,120,122**	5,562,762
Machinery and equipment	**36,362,178**	34,421,518
Equipment under capital leases	**983,407**	2,583,407
Furniture and fixtures	**2,872,212**	2,480,050
Vehicles	**3,082,258**	3,031,861
	50,448,549	48,904,818
Less accumulated depreciation	**(31,442,360)**	(27,743,183)
	19,006,189	21,161,635
Assets held for sale	**—**	1,057,216
Cash surrender value of officers' life insurance	**947,955**	885,852
Goodwill, net of accumulated amortization	**1,725,941**	1,334,183
Other assets	**573,087**	657,021
	3,246,983	3,934,272
Total assets	**$59,507,503**	$63,949,914

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	October 31, 2002	2001
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 3,258,095**	$ 4,343,291
Accrued payroll and commissions	**2,004,046**	2,107,377
Taxes accrued and withheld	**1,416,900**	1,289,560
Accrued income taxes	**873,136**	—
Accrued expenses	**819,234**	1,218,575
Current portion of long-term debt:		
Notes payable	**2,615,422**	3,329,627
Capital lease obligations	**195,035**	524,316
Total current liabilities	**11,181,868**	12,812,746
Long-term debt, net of current portion:		
Notes payable	**1,445,837**	3,994,555
Capital lease obligations	**359,027**	554,514
Deferred income tax liabilities	**3,225,119**	3,554,169
Other liabilities	**429,842**	433,044
Total liabilities	**16,641,693**	21,349,028
Commitments and contingencies		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,713,913 shares issued and outstanding	**9,713,913**	9,713,913
Additional paid-in capital	**22,242,047**	22,242,047
Retained earnings	**10,909,850**	10,644,926
Total shareholders' equity	**42,865,810**	42,600,886
Total liabilities and shareholders' equity	**$59,507,503**	$63,949,914

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2002	2001	2000
Revenues:			
Printing	**$ 95,194,288**	$ 98,146,114	$ 96,656,679
Office products and office furniture	**27,689,621**	26,998,196	29,672,727
Total Revenues	**122,883,909**	125,144,310	126,329,406
Cost of sales:			
Printing	**68,770,628**	71,815,872	69,376,266
Office products and office furniture	**19,480,400**	18,661,472	19,927,207
Total cost of sales	**88,251,028**	90,477,344	89,303,473
Gross profit	**34,632,881**	34,666,966	37,025,933
Selling, general and administrative expenses	**30,560,289**	31,799,557	32,621,339
Restructuring costs	—	2,052,692	—
Asset impairment costs	—	3,060,706	—
Income (loss) from operations	**4,072,592**	(2,245,989)	4,404,594
Other income (expense):			
Interest income	**14,376**	63,700	71,094
Interest expense	**(386,699)**	(890,787)	(1,017,618)
Other	**73,326**	528,013	113,710
	(298,997)	(299,074)	(832,814)
Income (loss) before income taxes	**3,773,595**	(2,545,063)	3,571,780
Income tax benefit (expense)	**(1,565,891)**	362,974	(1,463,109)
Net income (loss)	**$ 2,207,704**	$ (2,182,089)	$ 2,108,671

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2002	2001	2000
Earnings (loss) per share:			
Basic	**$0.23**	$(0.22)	$0.22
Diluted	**0.23**	(0.22)	0.22
Dividends paid per share	**$0.20**	$ 0.20	$0.20
Weighted average shares outstanding:			
Basic	**9,714,000**	9,714,000	9,714,000
Diluted	**9,726,000**	9,714,000	9,714,000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Champion Industries, Inc. and Subsidiaries

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 1999	9,713,913	$9,713,913	$22,242,047	$14,603,909	$46,559,869
Net income for 2000	—	—	—	2,108,671	2,108,671
Dividends ($0.20 per share)	—	—	—	(1,942,782)	(1,942,782)
Balance, October 31, 2000	9,713,913	9,713,913	22,242,047	14,769,798	46,725,758
Net loss for 2001	—	—	—	(2,182,089)	(2,182,089)
Dividends ($0.20 per share)	—	—	—	(1,942,783)	(1,942,783)
Balance, October 31, 2001	9,713,913	9,713,913	22,242,047	10,644,926	42,600,886
Net income for 2002	—	—	—	**2,207,704**	**2,207,704**
Dividends ($0.20 per share)	—	—	—	**(1,942,780)**	**(1,942,780)**
Balance, October 31, 2002	**9,713,913**	**$9,713,913**	**$22,242,047**	**$10,909,850**	**$42,865,810**

CONSOLIDATED STATEMENTS OF CASH FLOWS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	**$2,207,704**	$(2,182,089)	$2,108,671
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**4,182,253**	4,507,165	4,286,048
Loss (gain) on sale of assets	**47,426**	(12,584)	19,147
Gain on sale of division	**—**	(407,515)	—
Deferred income taxes	**(245,091)**	(814,020)	(239,120)
Deferred compensation	**17,872**	21,446	25,020
Bad debt expense	**363,328**	705,742	412,420
Restructuring, asset impairment and other charges	**—**	6,091,298	—
Changes in assets and liabilities:			
Accounts receivable	**255,456**	2,992,168	1,705,346
Inventories	**336,614**	1,049,516	571,215
Other current assets	**(991,445)**	255,797	(150,376)
Accounts payable	**(1,085,196)**	(219,276)	(15,070)
Accrued payroll and commissions	**(103,331)**	(190,106)	431,034
Taxes accrued and withheld	**127,340**	65,525	281,351
Accrued income taxes	**1,152,407**	(503,790)	(452,600)
Accrued expenses	**(399,341)**	115,478	(201,409)
Other liabilities	**(21,074)**	(22,176)	(43,665)
Net cash provided by operating activities	**5,844,922**	11,452,579	8,738,012

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2002	2001	2000
Cash flows from investing activities:			
Purchase of property and equipment	**(1,885,111)**	(1,806,122)	(2,334,255)
Proceeds from sale of fixed assets	**1,198,720**	247,829	181,302
Proceeds from sale of division	**—**	264,700	—
Business acquired, net of cash received	**(376,842)**	(1,588,040)	(463,477)
Change in other assets	**(21,067)**	141,919	(478,699)
Net cash used in investing activities	**(1,084,300)**	(2,739,714)	(3,095,129)
Cash flows from financing activities:			
Borrowing on notes payable	**1,000,000**	1,500,000	—
Payments on notes payable	**(1,000,000)**	(1,500,000)	—
Proceeds from long-term debt	**—**	1,192,397	1,168,720
Principal payments on long-term debt	**(4,075,419)**	(5,371,350)	(4,158,788)
Dividends paid	**(1,942,780)**	(1,942,783)	(1,942,782)
Net cash used in financing activities	**(6,018,199)**	(6,121,736)	(4,932,850)
Net increase (decrease) in cash and cash equivalents	**(1,257,577)**	2,591,129	710,033
Cash and cash equivalents at beginning of year	**5,764,716**	3,173,587	2,463,554
Cash and cash equivalents at end of year	**$ 4,507,139**	$ 5,764,716	$ 3,173,587

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines and Transdata Systems, Inc.

Significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks, repurchase agreements for government securities, and a money market account, all highly liquid investments with an original maturity of three months or less. At October 31, 2002 and 2001, the Company held overnight repurchase agreements for $845,000 and $1,495,000 of government securities with stated interest rates of 0.65% and 1.0%.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 – 40 years
Machinery and equipment	3 – 10 years
Furniture and fixtures	5 – 10 years
Vehicles	3 – 5 years

The Company leases certain equipment under financing agreements that are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

Major renewals, betterments, and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $4,139,000, $4,267,000, and $3,975,000 for the years ended October 31, 2002, 2001 and 2000.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

The Company had two buildings classified as assets held for sale that were sold at their approximate recorded value during 2002 and related to the Company's Cordage division (See Note 8) and to the Company's implementation of restructuring and profitability enhancement plan in 2001 (See Note 10).

GOODWILL

The excess cost over fair value of net assets of acquired businesses, goodwill, was previously in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. Amortization expense approximated $181,000 and $242,000, for the years ended October 31, 2001 and 2000.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets (FAS 142)." The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized, but will be subject to annual impairment tests in accordance with Statement 142 except in the year of adoption where companies are required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting FAS 142. The second step if required, measures the amount of impairment. The Company completed step 1 of the initial impairment analysis and the subsequent annual analysis process during the 2nd and 4th quarters of 2002 and the adoption did not result in an impairment charge. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of the Statement resulted in an increase in net income of $50,000 or approximately $0.01 per share in 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business." FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 as of November 1, 2001 and the adoption did not have a significant impact on the Company's financial position and results of operations.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2002, 2001 and 2000 approximated $549,000, $645,000 and $641,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options. The effect of dilutive stock options increased weighted average shares outstanding by 12,000, 0 and 400 for the years ended October 31, 2002, 2001 and 2000.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development, and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. Internet sales represent less than 2% of the Company's sales for the years ended October 31, 2002, 2001 and 2000.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery, or returns. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), which supercedes EITF No. 94-3, "Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity." Statement 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard will not have a significant impact on the Company's financial statements.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—*Transition and Disclosure." Statement 148 amends* FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation.

The Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002 and 2000, respectively: risk-free interest rates of 3.91% and 6.00%; dividend yields of 8.03% and 4.71%; volatility factors of the expected market price of the Company's common stock of 45.4% and 39.9%; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is *expensed in the year granted since the options vest immediately. The Company's* pro forma information for the years ended October 31 are as follows:

	Year Ended December 31,		
	2002	**2001**	**2000**
Net Income (loss), as reported	**$2,207,704**	$(2,182,089)	$2,108,671
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**38,704**	—	33,671
Pro Forma net income (loss)	**$2,169,000**	$(2,182,089)	$2,075,000
Earnings (loss) per share:			
Basic, as reported	**$ 0.23**	$ (0.22)	$ 0.22
Basic, *pro forma*	**0.22**	(0.22)	0.21
Diluted, as reported	**0.23**	(0.22)	0.22
Diluted, pro forma	**0.22**	(0.22)	0.21

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year *Financial Statement presentation.*

2. INVENTORIES

Inventories consisted of the following:

	October 31,	
	2002	**2001**
Printing:		
Raw materials	**$ 2,421,973**	$ 2,460,218
Work in process	**1,795,796**	1,698,374
Finished goods	**3,942,518**	3,923,549
Office products and office furniture	**3,267,294**	3,682,054
	$11,427,581	$11,764,195

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31,	
	2002	**2001**
Unsecured term notes payable to a bank, due in monthly principal installments of $148,810 plus interest approximating the prime rate with the last note maturing April 2004	**$2,678,733**	$4,464,449
Installment notes payable to banks, due in monthly installments totaling $84,852 plus interest rates approximating the the bank's prime rate maturing in various periods ranging from December 2002 – April 2006, collateralized by equipment, vehicles, inventory and accounts receivable	**1,382,526**	2,859,733
Capital lease obligations, due in monthly installments totaling $47,223 through October 2002 and $19,116 due in monthly installments in periods through February 2005 and October 2005 including interest at the bank's prime rate	**554,062**	1,078,830
	4,615,321	8,403,012
Less current portion	**2,810,457**	3,853,943
Long-term debt, net of current portion	**$1,804,864**	$4,549,069

The unsecured term note agreements contain restrictive financial covenants requiring the Company to maintain certain financial ratios.

Maturities of long-term debt for each of the next five years follow:

	Notes Payable	Capital Leases	Total
2003	$2,615,422	$195,035	$2,810,457
2004	1,351,180	210,025	1,561,205
2005	63,132	149,002	212,134
2006	31,525	—	31,525
2007	—	—	—
Thereafter	—	—	—
	$4,061,259	**$554,062**	**$4,615,321**

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at interest rates at LIBOR plus 1% to 1.5%. The line of credit expires in March 2005 and contains certain restrictive financial covenants. There were no borrowings outstanding under this facility at October 31, 2002 or 2001.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in April 2004 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2002 or 2001.

The prime rate, the base interest rate on the above loans, approximated 4.75% and 5.5% at October 31, 2002 and 2001. Interest paid during the years ended October 31, 2002, 2001 and 2000 approximated $385,000, $872,000 and $1,018,000.

The Company's non-cash activities for 2002, 2001, and 2000 included equipment purchases of approximately $288,000, $792,000 and $756,000, which were financed by a bank.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation, and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $346,000, $369,000 and $375,000 for the years ended October 31, 2002, 2001 and 2000.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2002 ranged from $2.49 to $18.50. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 2.9 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price	2000	Weighted Average Exercise Price
Outstanding – beginning of year	**130,000**	**$10.63**	176,317	$11.44	180,862	$13.94
Granted	**126,000**	**2.49**	—	—	50,000	4.25
Exercised	—	—	—	—	—	—
Forfeited or expired	**(26,000)**	**17.38**	(46,317)	13.72	(54,545)	13.13
Outstanding – end of year	**230,000**	**$ 5.41**	130,000	$10.63	176,317	$11.44
Weighted average fair value of options granted during the year	**$ 0.52**		$ —		$ 1.14	

A summary of stock options outstanding and exercisable at October 31, 2002, follows:

Exercise Price	Number Outstanding	Remaining Life
$18.50	28,000	0.12
6.88	34,000	1.63
4.25	42,000	2.14
2.49	126,000	4.05

The Company has deferred compensation agreements with two employees of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $1,000,000 over a ten year period after retirement. During fiscal 2001, one of these employees was paid out. The Company had accrued approximately $340,000 and $322,000 at October 31, 2002 and 2001 relating to these agreements. The amount expensed for these agreements for the years ended October 31, 2002, 2001 and 2000 approximated $18,000, $21,000 and $25,000. To assist in funding the deferred compensation agreements, the Company has invested in life insurance policies, which had a cash surrender value of approximately $364,000 and $322,000 for years 2002 and 2001.

5. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	Year Ended October 31,		
	2002	**2001**	**2000**
Current expense:			
Federal	**$1,460,913**	$ 325,728	$1,332,515
State	**350,069**	125,318	369,714
Deferred (benefit) expense	**(245,091)**	(814,020)	(239,120)
	$1,565,891	$ (362,974)	$1,463,109

Deferred tax assets and liabilities are as follows:

	October 31,	
	2002	**2001**
Assets:		
Allowance for doubtful accounts	**$ 560,957**	$ 572,922
Deferred compensation	**135,824**	128,676
Net operating loss carryforward of acquired companies	**642,427**	674,797
Accrued vacation	**219,701**	205,249
Other accrued liabilities	**146,649**	409,043
Other assets	**84,229**	213,670
Gross deferred tax assets	**1,789,787**	2,204,357
Liabilities:		
Property and equipment	**3,443,400**	4,093,045
Gross deferred liability	**3,443,400**	4,093,045
Valuation Allowance	**(544,447)**	(554,463)
Net deferred tax liabilities	**$2,198,060**	$2,443,151

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2002	**2001**	**2000**
Statutory federal income tax rate	**34.0%**	(34.0)%	34.0%
State taxes, net of federal benefit	**6.1**	(1.1)	6.8
Restructuring permanent differences	—	22.1	—
Other	**1.4**	(1.3)	0.2
Effective tax rate	**41.5%**	(14.3)%	41.0%

Income taxes paid during the years ended October 31, 2002, 2001 and 2000 approximated $659,000, $959,000 and $2,144,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $1,228,000, of which $229,000 expires in 2011, $901,000 in 2012 and $98,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $2,764,000 of which $20,000 expires in 2010, $317,000 expires in 2012, $108,000 expires in 2013, $435,000 expires in 2014, $1,012,000 expires in 2015 and $872,000 expires in 2016. The Company established valuation allowances against certain net operating loss carryforwards and to the extent that the amounts are subsequently recognized, they may be recorded in the period used as a reduction of goodwill.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates. The terms of these leases, which are accounted for as operating leases, range from five to fifteen years.

A summary of significant related party transactions follows:

	October 31, 2002	2001	2000
Rent expense paid to affiliated entities for operating facilities	**$424,000**	$441,000	$458,000
Sales of office products, office furniture and printing services to affiliated entities	**$803,000**	$673,000	$892,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $881,000, $898,000 and $1,126,000 for the years ended October 31, 2002, 2001 and 2000.

Under the terms and conditions of the above-mentioned leases, the Company pays all taxes, assessments, maintenance, repairs or replacements, utilities and insurance.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2002:

2003	$ 730,631
2004	586,210
2005	335,670
2006	275,850
2007	139,800
Thereafter	29,100
	$2,097,261

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2002, 2001 and 2000 was approximately $2,267,000, $2,842,000 and $2,614,000.

In the first quarter of 2002, the Company made a deposit to purchase a fractional ownership in an aircraft from an entity controlled by its Chief Executive Officer for approximately $1.2 million of which $875,000 had been paid as of October 31, 2002.

The Company had previously anticipated the transaction to be completed during the fourth quarter of 2002. The Company's Board of Directors further evaluated the transaction, and prior to its completion determined that it would be in the Company's best interests to rescind the transaction. Therefore, the transaction has been terminated and a full refund of the deposit is pending.

During 2002, 2001 and 2000 the Company utilized this aircraft and reimbursed the controlled entity for the use of the aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $118,000, $106,000 and $68,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

On February 16, 2002, a jury verdict was rendered against the Company in a civil action brought against the Company in state court in Jackson, Mississippi.

The plaintiffs in this civil action asserted that the Company and its Dallas Printing Company, Inc. subsidiary had engaged in unfair competition and other wrongful acts in hiring certain of its employees. The jury awarded the plaintiffs $1,745,000 in actual damages and $750,000 in punitive damages.

The Company has been advised that it has no insurance coverage for this award. The Company under Mississippi law has a guaranteed right to appeal. The Company has been advised by counsel that it has multiple grounds for an appeal and a reasonable basis for believing that an appeal would be successful in eliminating the jury award. However, there can be no assurance that the jury award will be overturned upon appeal. If the verdict is not overturned, the impact on the operating results of the Company could be material.

On March 1, 2002, the plaintiffs in the civil action filed a motion for attorney's fees and costs in the amount of $889,401. On July 16, 2002, the court entered an order granting plaintiff $645,119 in attorney fees and expenses, and ordered that interest on the amount of the jury award accrue from February 22, 2002.

On July 17, 2002, the Company filed a notice of appeal from the jury verdict. The appeal involves both the jury award and the attorney's fee and expense award. If the Company is not successful on appeal, Mississippi law provides that it is liable for an additional 15% of the total award.

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions, other than the claim discussed above, that arise in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the Company believes that the ultimate resolution of these claims and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On October 10, 2001, the Company acquired Transdata Systems, Inc. ("Transdata") of Baton Rouge and New Orleans, Louisiana. This transaction was accounted for under the purchase method of accounting.

On November 6, 2000, the Company acquired certain assets of the Huntington, West Virginia paper distribution division of The Cincinnati Cordage Paper Company ("Cordage") for $1.2 million, pursuant to an auction held by the U.S. Bankruptcy Court for the Southern District of Ohio. This transaction was accounted for under the purchase method of accounting. On April 30, 2001, the Company entered into a strategic alliance with Xpedx resulting in the assumption by Xpedx of the Cordage customer list and certain inventory items. This strategic alliance has been accounted for as a sale of a division with a gain recognized of approximately $400,000.

On November 30, 1999, the Company acquired all of the issued and outstanding common stock of Diez Business Machines, Inc. of Gonzales, Louisiana. This transaction was accounted for under the purchase method of accounting.

Pro forma financial information and all disclosures required by FAS 141 and FAS 142 related to these acquisitions has not been presented because such information would not be materially different from amounts reported herein.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); and the sale of office products and office furniture including interior design services. The Company employs approximately 800 people, of whom 81 or approximately 10% are covered by a collective bargaining agreement, which expires on May 31, 2006. The Company believes its relations with employees are satisfactory.

The table below presents information about reported segments for the years ending October 31:

2002	Printing	Office Products & Furniture	Total
Revenues	**$104,767,231**	**$31,529,434**	**$136,296,665**
Elimination of intersegment revenue	**(9,572,943)**	**(3,839,813)**	**(13,412,756)**
Consolidated revenues	**$ 95,194,288**	**$27,689,621**	**$122,883,909**
Operating income	**$ 3,154,454**	**$ 918,138**	**$ 4,072,592**
Depreciation & amortization	**4,057,772**	**124,481**	**4,182,253**
Capital expenditures	**1,994,255**	**178,582**	**2,172,837**
Identifiable assets	**49,100,223**	**10,407,280**	**59,507,503**
Goodwill	**1,439,499**	**286,442**	**1,725,941**

2001	Printing	Office Products & Furniture	Total
Revenues	$107,599,525	$29,932,697	$137,532,222
Elimination of intersegment revenue	(9,453,411)	(2,934,501)	(12,387,912)
Consolidated revenues	$ 98,146,114	$26,998,196	$125,144,310
Operating loss	$ (257,098)	$ (1,988,891)	$ (2,245,989)
Depreciation & amortization	4,260,419	246,746	4,507,165
Capital expenditures	2,305,369	293,122	2,598,491
Identifiable assets	55,210,611	8,739,303	63,949,914
Goodwill	1,047,741	286,442	1,334,183

2000	Printing	Office Products & Furniture	Total
Revenues	$105,895,778	$33,137,917	$139,033,695
Elimination of intersegment revenue	(9,239,099)	(3,465,190)	(12,704,289)
Consolidated revenues	$ 96,656,679	$29,672,727	$126,329,406
Operating income	$ 3,032,018	$ 1,372,576	$ 4,404,594
Depreciation & amortization	4,019,769	266,279	4,286,048
Capital expenditures	2,947,161	142,686	3,089,847
Identifiable assets	57,265,350	14,293,849	71,559,199
Goodwill	1,676,722	1,957,717	3,634,439

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ending October 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Revenues:			
Total segment revenues	**$136,296,665**	$137,532,222	$139,033,695
Elimination of intersegment revenue	**(13,412,756)**	(12,387,912)	(12,704,289)
Consolidated revenue	**$122,883,909**	$125,144,310	$126,329,406
Operating income (loss):			
Total segment operating income (loss)	**$ 4,072,592**	$ (2,245,989)	$ 4,404,594
Interest income	**14,376**	63,700	71,094
Interest expense	**(386,699)**	(890,787)	(1,017,618)
Other income	**73,326**	528,013	113,710
Consolidated income (loss) before income taxes	**$ 3,773,595**	$ (2,545,063)	$ 3,571,780
Identifiable assets:			
Total segment identifiable assets	**$ 59,507,503**	$ 63,949,914	$ 71,559,199
Elimination of intersegment assets	—	—	—
Total consolidated assets	**$ 59,507,503**	$ 63,949,914	$ 71,559,199

10. RESTRUCTURING CHARGE, ASSET IMPAIRMENT CHARGE AND OTHER CHARGES

In the third quarter of 2001, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The pre-tax charge resulting from these actions was $6.1 million ($4.3 million after-tax or $0.44 per share on a basic and diluted basis.) The charge related to approximately $3.1 million from asset impairments including goodwill, facility and equipment write-downs. The Company recorded charges for restructuring and other special charges of $3.0 million comprised primarily of severance payments, charge-offs related to duplicative facility leases, increases in allowance for doubtful accounts and inventory obsolescence and valuation reserves, costs related to the impairment of the Company's information systems hardware and software, charges related to termination and related fees of a pension plan of an acquired Company, and other charges and expenses related to plant consolidations and restructuring.

As a result of the Company's restructuring plan, approximately 35 employees were terminated from the Company primarily as a result of plant and office consolidations at the Company's Carolina Cut Sheets operation, Chapman Printing Lexington location and the Garrison Brewer division of Stationers. In addition, the Company anticipates the elimination of additional positions resulting from retirements and normal attrition within the next 12 to 18 months. As of October 31, 2001, 35 employees were notified of their termination and one retired position was eliminated.

The cash and non-cash elements of the Company's restructuring charge, asset impairment charge, and other unusual charges approximated $1.5 million in cash and $4.6 million non-cash. The charges are classified on the statement of operations as components of operating income. Inventory obsolescence and valuation reserves are classified as a component of cost of sales. The printing segment charges approximated $3.5 million consisting of goodwill write-downs of $779,000, facilities and equipment write-downs of $235,000, severance costs of $51,000, inventory obsolescence and valuation reserves of $978,000 and restructuring and other charges of $1,457,000. The office products and furniture segment charges approximated $2.6 million consisting of goodwill write-downs of $1,611,000, facilities write-downs of $436,000, severance costs of $4,000 and restructuring and other charges of $541,000. Details of the approximated charges are as follows as of October 31, 2002:

		Utilized		
	Original Accrual	Cash	Noncash	Balance at October 31, 2002
Write-down of goodwill, facilities and equipment	$3,060,000	$168,000	$2,892,000	$ —
Employee severance and termination benefits	55,000	25,000	—	30,000
Inventory obsolescence and valuation reserves	978,000	—	978,000	—
Restructuring and other charges	1,998,000	797,000	768,000	433,000
Total	$6,091,000	$990,000	$4,638,000	$463,000

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates their carrying value.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2002 and 2001.

	First Quarter	Second Quarter	Third Quarter (1)	Fourth Quarter
Revenues				
2002	**$29,791,000**	**$30,669,000**	**$30,848,000**	**$31,576,000**
2001	31,921,000	30,772,000	30,237,000	32,214,000
Gross Profit				
2002	**$ 8,303,000**	**$ 9,034,000**	**$ 8,441,000**	**$ 8,855,000**
2001	8,730,000	9,219,000	7,573,000	9,145,000
Net income (loss)				
2002	**$ 258,000**	**$ 751,000**	**$ 253,000**	**$ 946,000**
2001	279,000	938,000	(4,246,000)	847,000
Earnings (loss) per share				
Basic				
2002	**$ 0.03**	**$ 0.08**	**$ 0.03**	**$ 0.10**
2001	0.03	0.10	(0.44)	0.09
Diluted				
2002	**$ 0.03**	**$ 0.08**	**$ 0.03**	**$ 0.10**
2001	0.03	0.10	(0.44)	0.09
Weighted Average Shares Outstanding				
Basic				
2002	**9,714,000**	**9,714,000**	**9,714,000**	**9,714,000**
2001	9,714,000	9,714,000	9,714,000	9,714,000
Diluted				
2002	**9,725,000**	**9,737,000**	**9,728,000**	**9,716,000**
2001	9,714,000	9,714,000	9,714,000	9,714,000

(1) Includes the third quarter 2001 restructuring, asset impairment and other changes (See Note 10 of the Consolidated Financial Statements)

SHAREHOLDERS' INFORMATION

Corporate Headquarters Champion Industries, Inc.

Mailing Address P.O. Box 2968, Huntington, WV 25728

Street Address 2450-90 First Avenue, Huntington, WV 25703
Phone: 304 _ 528 _ 2700 | Fax: 304 _ 528 _ 2765

Notice to Shareholders A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2002, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728

Annual Meeting The annual meeting of shareholders will be held at 1:00 P.M. on Monday, March 17, 2003, at the Radisson Hotel Huntington, 1001 3rd Avenue, Huntington, WV.

Requests for Information Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

Stock Transfer Agent and Registrar National City Bank, Cleveland, OH
Toll Free: 1 _ 800 _ 622 _ 6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193 _ 0900

Common Stock Listing Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (NMS) under the symbol CHMP. NASDAQ Market Makers at October 31, 2002 were:

Advest, Inc.
Ferris Baker Watts, Incorporated

Auditors
Ernst & Young LLP
900 United Center
Charleston, WV 25301

Website Visit our website at: www.champion-industries.com

PRODUCTION NOTES

COVERS:
Paper 120# Consort Royal Silk Blue White Cover

OUTSIDE INK:
First pass: 4-color process plus Champion Red
Second pass: Dull and gloss varnish
INSIDE INK: Black, Champion Red and dull varnish

PICTORIAL / NARRATIVE:
Pages 1 & 2:
Paper 120# Consort Royal Silk Blue White Cover

OUTSIDE INK: Black, Champion Red and dull varnish
INSIDE INK: 4-color process plus Champion Red, and dull varnish

Pages 3 – 23:
Paper 100# Consort Royal Silk Blue White Text
First pass: 4-color process plus Champion Red
Second pass: Dull and gloss varnish

FINANCIAL REPORT:
Pages 24 – 45:
Paper 100# Finch Fine Bright White Text
Ink Black plus Champion Red

SCREENING PROCESS: Agfa Cristal Raster & Agfa Balanced Screening

Design Bulldog Creative Services, Huntington, WV
Photography (Board of Directors): Johnson Photo, Huntington, WV
Photography (Pictorial / Narrative): Bulldog Creative Services, Huntington, WV

Printing The Merten Company, Cincinnati, OH; a division of Champion Industries, Inc.
Die Cutting, Embossing and Binding Chapman Printing Company, Huntington, WV; a division of Champion Industries, Inc.

CHAMPION INDUSTRIES, INC.

P.O. Box 2968
Huntington, WV 25728 _ 2968
304 _ 528 _ 2700
www.champion-industries.com